Pricing supplement no. 1660
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-XIII dated October 29, 2008

Registration Statement No. 333-130051
Dated November 13, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $3,400,000 Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund due May 18, 2010

General

- The notes are designed for investors who seek a return of two times the appreciation of a weighted basket consisting of two equity indices and an exchange-traded fund over the term of the notes, up to a Maximum Total Return on the notes of 29% at maturity. Investors should be willing to forgo interest and dividend payments, and if the Basket declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 18, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 13, 2008 and are expected to settle on or about November 18, 2008.

Key Terms

Basket: The notes are linked to a weighted basket consisting of the Russell 3000® Index ("RAY"), the MSCI EAFE® Index ("MXEA") (each a "Basket Index" and, together, the "Basket Indices") and the iShares® MSCI Emerging Markets Index Fund ("EEM") (the "Basket Fund"). The Basket Indices and the Basket Fund are each referred to as a "Basket Component" and, collectively, the "Basket Components."

Component Weightings: The Russell 3000 Weighting is 65%, the MSCI EAFE Weighting is 25% and the MSCI Emerging Markets Weighting is 10% (each a "Component Weighting," and collectively, the "Component Weightings").

Upside Leverage Factor: 2

Payment at Maturity: If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor of 2, subject to a Maximum Total Return on the notes of 29%. For example, if the Basket Return is equal to or greater than 14.50%, you will receive the Maximum Total Return on the notes of 29%, which entitles you to a maximum payment at maturity of $1,290 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} \times \text{Upside Leverage Factor})]$$

Your principal is protected against up to a 10% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + 10\%)]$$

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note at maturity.

Buffer Amount: 10%

Basket Return: $\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$

Starting Basket Level: Set equal to 100 on the pricing date, which was November 13, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level will be calculated as follows:

100 × [1 + (Russell 3000 Return × Russell 3000 Weighting) + (MSCI EAFE Return × MSCI EAFE Weighting) + (MSCI Emerging Markets Return × MSCI Emerging Markets Weighting)]

Each of the Russell 3000 Return, the MSCI EAFE Return and the MSCI Emerging Markets Return reflects the performance of the respective Basket Component, expressed as a percentage, from the relevant Basket Component closing level or closing price on the pricing date to the relevant Basket Component closing level or closing price on the Observation Date. The Final Share Price used to calculate the MSCI Emerging Markets Return is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the Observation Date, multiplied by the Share Adjustment Factor. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-XIII.

Share Adjustment Factor: With respect to the Basket Fund, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti Dilution Adjustments" in the accompanying product supplement no. 39-XIII for further information about these adjustments.

Observation Date: May 13, 2010†

Maturity Date: May 18, 2010†

CUSIP: 48123LVW1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-XIII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-17 of the accompanying product supplement no. 39-XIII and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$13	$987
Total	$3,400,000	$44,200	$3,355,800

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-150 of the accompanying product supplement no. 39-XIII.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 13, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-XIII dated October 29, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 10, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-XIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-XIII dated October 29, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005258/e33375_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by 2, up to the Maximum Total Return on the notes of 29% (or a maximum payment at maturity of $1,290 for every $1,000 principal amount note). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS —** Because the Russell 3000® Index makes up 65% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Russell 3000® Index.

  The return on the notes is linked to a basket consisting of the Russell 3000® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund. The Russell 3000® Index is designed to represent the broad U.S. equity market. The Russell 3000® Index consists of the 3,000 stocks included in the Russell 1000® Index and the Russell 2000® Index, which are subsets of the Russell 3000E™ Index, and represents approximately 98% of the U.S. equity market. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about each Basket Component, see "The Russell 3000® Index," "The MSCI EAFE® Index" and "The iShares® MSCI Emerging Markets Index Fund" in the accompanying product supplement no. 39-XIII.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XIII. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XIII, or as "contingent payment debt instruments". A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Basket Fund). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction", any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder. In addition, an interest charge will also apply to any deemed underpayment of tax. Although the matter is not clear, Section 1260 of the Code should not apply to the notes. U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the possible U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge (as discussed above). While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly on a retroactive basis.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the component equity securities of the Basket Indices or the equity securities held by the Basket Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-XIII dated October 29, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 29% of the principal amount, regardless of the appreciation in the Basket, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **SOME OF THE BASKET COMPONENTS, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, and the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks of the MSCI EAFE® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks in the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index or the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

- **THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND** — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the "NYSE") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisers, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund's investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the iShares® MSCI Emerging Markets Index Fund's assets to be invested in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the iShares® MSCI Emerging Markets Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX** — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index. Finally, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund. For all of the foregoing reasons, the performance of the iShares® MSCI Emerging Markets Index Fund may not correlate with the performance of the Underlying Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component equity securities of the Basket Indices or equity securities held by the Basket Fund would have.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE RUSSELL 3000® INDEX** — We are currently one of the companies that make up the Russell 3000® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Russell 3000® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Russell 3000® Index or the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE BASKET FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Basket Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Basket Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Basket Components;
    - the time to maturity of the notes;
    - the dividend rate on the component equity securities of the Basket Indices or the equity securities held by the Basket Fund;
    - interest and yield rates in the market generally as well as in each of the markets of the securities composing the Basket Indices and the equity securities held by the Basket Fund;
    - the occurrence of certain events to the Basket Fund that may or may not require an adjustment to the relevant Share Adjustment Factor;
    - a variety of economic, financial, political, regulatory or judicial events that affect the stocks composing the Basket Indices, the equity securities held by the Basket Fund or the stock markets generally;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Upside Leverage Factor of 2 and the Maximum Total Return on the notes of 29%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
150.00	50.00%	29.00%
140.00	40.00%	29.00%
130.00	30.00%	29.00%
120.00	20.00%	29.00%
114.50	14.50%	29.00%
110.00	10.00%	20.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
101.00	1.00%	2.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	-5.00%
80.00	-20.00%	-10.00%
70.00	-30.00%	-20.00%
60.00	-40.00%	-30.00%
50.00	-50.00%	-40.00%
40.00	-60.00%	-50.00%
30.00	-70.00%	-60.00%
20.00	-80.00%	-70.00%
10.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 29%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [5\% \times 2]) = \$1,100$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 95.
Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the Maximum Total Return of 29%, the investor receives a payment at maturity of $1,290 per $1,000 principal amount note, the maximum payment on the note.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.
Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [-20\% + 10\%]) = \$900$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + (\$1,000 \times [-100\% + 10\%]) = \$100$$

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund

PS- 4

Historical Information

The following graphs show the historical performance of the Russell 3000® Index and the MSCI EAFE® Index based on the weekly closing level of the respective Basket Index from January 3, 2003 through November 7, 2008 as well as the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly Index Fund closing price and the Basket as a whole from April 11, 2003 through November 7, 2008. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the Russell 3000® Index on November 13, 2008 was 521.96. The closing level of the MSCI EAFE® Index on November 13, 2008 was 1148.02. The closing price of the iShares® MSCI Emerging Markets Index Fund on November 13, 2008 was $24.64.

We obtained the various Basket Component closing levels or closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical closing levels or closing prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.







